UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 37)

América Móvil, S.A.B. de C.V. (the “Issuer”)

(Name of Issuer)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”)
American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”)

(Title of Class of Securities)

02364W105 for L Share ADSs[1]
02364W204 for A Share ADSs[2]

(CUSIP Number)

Raúl Humberto Zepeda Ruíz
Paseo de las Palmas No. 750-7
Colonia Lomas de Chapultepec,
México 11000, Distrito Federal

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box☐

(Continued on the following pages)
(Page 1 of 23 Pages)

 __________________

1 CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares since such shares are not traded in the United States.

2 CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares since such shares are not traded in the United States.

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 4,950,586,338 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 10,602,110,646 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,950,586,338 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 10,602,110,646 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 15,552,697,519 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 29.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 2,213,920,468 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 19,314,817,957 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,213,920,468 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 19,314,817,957 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 20,881,750,402 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 39.0% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 2,216,241,246 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 19,314,817,957 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,216,241,246 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 19,314,817,957 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 20,884,071,180 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 39.0% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 1,182,954,921 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 19,314,817,957 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,182,954,921 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 19,314,817,957 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 20,174,279,134 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 37.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 756,193,592 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 19,314,817,957 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 756,193,592 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 19,314,817,957 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 20,071,002,090 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 37.5% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 891,695,928 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 19,314,817,957 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 891,695,928 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 19,314,817,957 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 20,183,704,426 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 37.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 917,057,873 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 19,314,817,957 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 917,057,873 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 19,314,817,957 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 20,192,477,423 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 37.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Financiero Inbursa, S.A.B. de C.V. (“GFI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC and AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 535 A Shares and 1,013,871,921 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 535 A Shares and 1,013,871,921 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535 A Shares and 1,013,871,921 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 1.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON HC

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inmobiliaria Carso, S.A. de C.V. (“Inmobiliaria Carso”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 9,588,238,725 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 9,588,238,725 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,588,238,725 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 11 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0008 (the “Telmex Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 1,575,020,348 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,575,020,348 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,575,020,348 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON EP

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 12 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0395 (the “Telnor Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 40,763,430 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 40,763,430 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,763,430 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON EP

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 13 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Telmex, A.C. (“Fundación Telmex”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 168,049,532 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 168,049,532 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,049,532 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 14 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Carlos Slim, A.C., formerly known as Fundación Carso, A.C. (“Fundación Carlos Slim” )
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 374,514,510 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 374,514,510 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,514,510 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 15 of 23 Pages

1

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Instituto Carlos Slim de la Salud, A.C., formerly known as Instituto Carso Salud, A.C. (“Instituto Carlos Slim de la Salud”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 38,693,200 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 38,693,200 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,693,200 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 16 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0126 (the “Control Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 15,844,142,674 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 15,844,142,674 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,844,142,674 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 17 of 23 Pages

Item 1. Security and Issuer.

This Amendment No. 37 (the “Thirty-Seventh Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2001, as subsequently amended (the “Schedule 13D”), by the Reporting Persons (as defined below), with respect to the American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”), and the American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”), of América Móvil, S.A.B. de C.V. (the “Issuer” or “AMX”). Capitalized terms used but not otherwise defined in this Thirty-Seventh Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons have the following interests in A Shares and L Shares:

	A Shares(1)	L Shares(2)
	Number	% of Class	Number	% of Class
Carlos Slim Helú(3)	535	0.0%	15,552,697,519	29.1%
Carlos Slim Domit(4)	535	0.0%	20,881,750,402	39.0%
Marco Antonio Slim Domit(5)	535	0.0%	20,884,071,180	39.0%
Patrick Slim Domit(6)	535	0.0%	20,174,279,134	37.7%
María Soumaya Slim Domit(7)	535	0.0%	20,071,002,090	37.5%
Vanessa Paola Slim Domit(8)	535	0.0%	20,183,704,426	37.7%
Johanna Monique Slim Domit(9)	535	0.0%	20,192,477,423	37.7%
GFI(10)	535	0.0%	1,013,871,921	1.9%
Inmobiliaria Carso(11)	-	0.0%	9,588,238,725	17.9%
Telmex Trust(12)	-	0.0%	1,575,020,348	2.9%
Telnor Trust(12)	-	0.0%	40,763,430	0.1%
Fundación Telmex(12)	-	0.0%	168,049,532	0.3%
Fundación Carlos Slim(12)	-	0.0%	374,514,510	0.7%
Instituto Carlos Slim de la Salud(12)	-	0.0%	38,693,200	0.1%
Control Trust(13)	-	0.0%	15,844,142,674	29.6%

(1)	Based upon 642,600,772 A Shares outstanding as of March 12, 2015, as reported by the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.). Includes A Shares held in the form of A Share ADSs.
(2)	Based upon 43,665,766,568 L Shares outstanding as of March 12, 2015 as reported by the Mexican Stock Exchange. Includes L Shares held in the form of L Share ADSs. L Share totals and percentages assume that all of the A Shares and 9,846,032,660 AA Shares (which is the maximum number of AA Shares that can be converted to L Shares) held by the relevant Reporting Persons have been converted into L Shares in accordance with the restrictions set forth in Item 4 of the Schedule 13D.

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 18 of 23 Pages

(3)	Includes 4,950,586,338 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 1,878,746,745 AA Shares) owned directly by Carlos Slim Helú and shares owned by GFI and Inmobiliaria Carso.

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 19 of 23 Pages

(4)	Includes 2,213,920,468 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 646,988,558 AA Shares) owned directly by Carlos Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.
(5)	Includes 2,216,241,246 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 646,988,558 AA Shares) owned directly by Marco Antonio Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.
(6)	Includes 1,182,954,921 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 323,494,279 AA Shares) owned directly by Patrick Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.
(7)	Includes 756,193,592 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 9,994 AA Shares) owned directly by María Soumaya Slim Domit and shares owned by the Control Trust, GFI and Inmobiliaria Carso.
(8)	Includes 891,695,928 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 22,809,994 AA Shares) owned directly by Vanessa Paola Slim Domit and jointly with her spouse.
(9)	Includes 917,057,873 L Shares (assuming conversion, to the extent permitted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, of 39,398,942 AA Shares) owned directly by Johanna Monique Slim Domit and jointly with her spouse.
(10)	Includes shares owned by trusts managed by GFI for the benefit of employees of entities controlled by the Slim Family.
(11)	Includes shares owned by subsidiaries of Inmobiliaria Carso.
(12)	Shares disclaimed by the Slim Family.
(13)	Includes 5,998,110,014 L Shares and 9,846,032,660 AA Shares, which are assumed to have been converted in accordance with the restrictions set forth in Item 4 of the Schedule 13D, held for the benefit of the Slim Family.

(b) Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of AMX, GFI and Inmobiliaria Carso, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by such persons (including those beneficially owned by the Telmex Trust, the Telnor Trust, Fundación Telmex, Fundación Carlos Slim and Instituto Carlos Slim de la Salud). Because a board, or in the case of the trusts, a technical committee, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust, members of the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

(c) No transactions in A Shares and L Shares were effected by the Reporting Persons during the period beginning 60 days prior to the event which requires the filing of this statement.

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 20 of 23 Pages

(d) Because members of the Slim Family beneficially own a majority of the outstanding voting equity securities of GFI and Inmobiliaria Carso, such members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by such persons. Because a board, or in the case of the trusts, a technical committee, the majority of whose members are members or designees of members of the Slim Family or employees of one of the Reporting Persons that may be deemed to be controlled by the Slim Family, makes investment decisions for each of Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust, members of the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by Fundación Telmex, Fundación Carlos Slim, Instituto Carlos Slim de la Salud, the Telmex Trust, the Telnor Trust and the Control Trust. Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 11, 2015, Control Empresariales de Capitales, S.A. de C.V. (the “Borrower”), a subsidiary of Inmobiliaria, entered into a Margin Loan Agreement with HSBC Bank PLC (“HSBC”) and related security documents (collectively, the “HSBC Loan Documents”), pursuant to which the Borrower is entitled to borrow up to €300,000,000 (the “HSBC Borrowed Amount”). Under the terms of the Loan Documents, the Borrower has agreed to pledge and grant a security interest in certain collateral, which includes 544,470,143 L shares (the “HSBC Pledged Shares”), in favor of HSBC as security for the HSBC Borrowed Amount. (3)

On December 11, 2014, the Borrower entered into a Loan Agreement with Caixabank, S.A. (“Caixabank”) and related security documents (collectively, the “Caixabank Loan Documents”), pursuant to which the Borrower is entitled to borrow up to €350,000,000 (the “Caixabank Borrowed Amount”). Under the terms of the Caixabank Loan Documents, the Borrower and Inmobiliaria, as guarantor, have agreed to pledge and grant a security interest in certain collateral, which includes 596,097,178 L shares (the “Caixabank Pledged Shares”), in favor of Caixabank as security for the Caixabank Borrowed Amount.

Other than as set forth above, as disclosed in Amendment No. 24 to the Schedule 13D filed with the Commission on July 15, 2011 and as described in Item 4 above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

______________________

(3) The number of HSBC Pledged Shares may vary going forward. Under the terms of the HSBC Loan Documents, the value of the HSBC Pledged Shares must be 150% of the HSBC Borrowed Amount.

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 21 of 23 Pages

Item 7. Material to be Filed as Exhibits.

The Powers of Attorney for the members of the Slim Family, GFI and Inmobiliaria Carso, each filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the Commission on February 14, 2014 in respect of their ownership in equity shares of YPF Sociedad Anónima and for the Telmex Trust, the Telnor Trust, Fundación Telmex, Fundación Carlos Slim, Instituo Carlos Slim de la Salud and the Control Trust each filed as an exhibit to the Thrity-Fourth Amendment are all hereby incorporated herein by reference.

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 22 of 23 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By: /s/ Javier Foncerrada Izquierdo
Javier Foncerrada Izquierdo
Marco Antonio Slim Domit	Attorney-in-Fact
March 19, 2015
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

INMOBILIARIA CARSO, S.A. DE C.V.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 23 of 23 Pages

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0008

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0395

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

FUNDACIÓN TELMEX, A.C.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

FUNDACIÓN CARLOS SLIM, A.C.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

INSTITUTO CARLOS SLIM DE LA SALUD, A.C.

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact

CUSIP No.	02364W105 L Share ADSs 02364W204 A Share ADSs	13D	Page 23 of 23 Pages

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0126

By: Javier Foncerrada Izquierdo
Title: Attorney-in-Fact